

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 7, 2012**

# MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

| IOWA | 1-5128 | 42-0410230 |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission file number) | (I.R.S. Employer Identification No.) |

| 1716 Locust Street, Des Moines, Iowa | 50309-3023 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

**(515) 284-3000**
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

<u>Amendment to the Meredith Corporation Employee Stock Purchase Plan of 2002</u>

On November 7, 2012, at the annual meeting of shareholders of Meredith Corporation (the "Company"), the shareholders of the Company approved the Second Amendment to the Meredith Corporation Employee Stock Purchase Plan of 2002 (the "ESPP Amendment," and such plan, as amended, the "ESPP"). The ESPP Amendment, among other things, increases the aggregate number of shares of the Company's  Common Stock, par  value $1.00 per share ("common stock") issuable under the ESPP from 1,000,000 to 1,500,000 shares. The ESPP Amendment was previously approved by the Meredith Corporation Board of Directors on August 8, 2012, subject to shareholder approval. The summary of the principal features of the ESPP as administered in the U.S. set forth in this Item 5.02 does not purport to be complete and is qualified in its entirety by reference to the full text of the ESPP, a conformed copy of which is filed as Exhibit 99.1 to this Form 8-K.

*Administration and Eligibility*.  The ESPP is administered by the Compensation Committee of the Board of Directors. The committee has the authority to make rules and regulations governing the administration of the ESPP and to interpret the ESPP.

Substantially all regular employees of the Company and designated subsidiaries are eligible to participate in the ESPP, except that employees whose customary employment is 20 hours or less per week may be excluded at the discretion of the committee. As of June 30, 2012, 3,390 employees were eligible to participate and 821 employees actually participated in the ESPP.

*Participation and Terms*.  An eligible employee may elect to participate in the ESPP as of any enrollment date. Enrollment dates occur on the first day of each offering period which is currently set as a calendar quarter. To participate in the ESPP, an employee must complete an enrollment and payroll deduction authorization form, which indicates the amounts to be deducted from his or her salary and applied to the purchase of the shares on the Share Purchase Date (as hereinafter defined). The payroll deduction must be within limits set by the committee.

A payroll deduction account is established for each participating employee by the Company and all payroll deductions made on behalf of each employee (on an after-tax basis) are credited to each such employee's respective payroll deduction account. No interest will be credited to a participant for amounts credited to that account. On the last trading day of each offering period (the "Share Purchase Date"), the amount credited to each participating employee's payroll deduction account is applied to purchase as many shares as may be purchased with such amount at the applicable purchase price. However, no more than $25,000 in market value of shares (determined as of the first day of each offering period) may be purchased by a participant during any calendar year.

The purchase price for the shares will not be less than the lesser of 85% of the closing price of shares of common stock as reported on the NYSE (i) on the first trading day of the applicable offering period or (ii) on the Share Purchase Date. Employees may purchase shares through the ESPP only by payroll deductions.

*Amendment and Termination*.  The Board of Directors of the Company or the committee may amend the ESPP at any time, provided that if shareholder approval is required for the ESPP to continue to comply with the requirements of SEC Regulation Section 240.16b-3 or Section 423 of the Tax Code, such amendment shall not be effective unless approved by the Company's shareholders within 12 months after the date of its adoption by the Board of Directors or the committee. The ESPP may be terminated by the Board of Directors or the committee at any time.

## Item 5.07    Submission of Matters to a Vote of Security Holders

The Company held its annual meeting of shareholders (the "Annual Meeting") on November 7, 2012. The following is a summary of the voting results for each matter presented to shareholders at the Annual Meeting.

**Proposal 1.**  Election of Directors.

The Company's shareholders elected three persons nominated as Class II directors of the Company as set forth below:

| Nominees | For | Withhold | Broker Non-Votes |
|---|---|---|---|
| James R. Craigie | 104,380,953 | 325,939 | 3,276,836 |
| Frederick B. Henry | 88,914,963 | 15,791,929 | 3,276,836 |
| Joel W. Johnson | 104,329,008 | 377,884 | 3,276,836 |

And elected one person nominated as a Class I director of the Company as set forth below:

| Nominee | For | Withhold | Broker Non-Votes |
|---|---|---|---|
| Donald C. Berg | 104,337,055 | 369,837 | 3,276,836 |

**Proposal 2.**  The Company's shareholders voted to approve, on an advisory basis, the executive compensation program for the Company's named executive officers as described in the proxy statement.

| For | Against | Abstain | Broker Non-Votes |
|---|---|---|---|
| 90,330,694 | 13,826,990 | 549,207 | 3,276,836 |

**Proposal 3.**  The Company's shareholders voted to approve the proposed amendment to the Meredith Corporation Employee Stock Purchase Plan of 2002 to authorize an additional 500,000 shares for issuance and sale to employees under the Plan, as further described in the proxy statement.

| For | Against | Abstain | Broker Non-Votes |
|---|---|---|---|
| 104,184,398 | 388,854 | 133,640 | 3,276,836 |

**Proposal 4.**  The Company's shareholders ratified the appointment of KPMG LLP as the Company's independent registered public accounting firm for the Company for the fiscal year ending June 30, 2013.

| For | Against | Abstain | Broker Non-Votes |
|---|---|---|---|
| 107,648,816 | 257,390 | 77,522 | — |

## Item 7.01    Regulation FD Disclosure

On November 7, 2012, Meredith Corporation issued a news release reporting updated guidance for the second fiscal quarter ending December 31, 2012.  That news release is furnished as Exhibit 99.2.

**Item 8.01**  **Other Events**

On November 7, 2012, the Meredith Corporation Board of Directors declared a dividend of $0.3825 per share, payable on November 30, 2012, to shareholders of record on December 14, 2012.

**Item 9.01**  **Financial Statements and Exhibits**

      (c)  Exhibits

            99.1        Meredith Corporation Employee Stock Purchase Plan of 2002 as Amended

            99.2        News release issued by Meredith Corporation dated November 7, 2012, furnished pursuant to Item 7.01.

# SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEREDITH CORPORATION
Registrant


/s/ John S. Zieser
_____
John S. Zieser
Chief Development Officer, General Counsel and
Secretary


Date:    November 9, 2012

## INDEX TO EXHIBITS

| Exhibit Number | Item |
|---|---|
| 99.1 | Meredith Corporation Employee Stock Purchase Plan of 2002 as Amended |
| 99.2 | News release issued by Meredith Corporation dated November 7, 2012, furnished pursuant to Item 7.01 |

**Exhibit 99.1**

*Explanatory Note: This is a conformed copy of the Meredith Corporation Employee Stock Purchase Plan of 2002, as amended by the Meredith Corporation Board of Directors on August 13, 2008 and approved by shareholders on November 5, 2008; and further amended by the Board of Directors on August 8, 2012 and approved by shareholders on November 7, 2012.*

## MEREDITH CORPORATION
## EMPLOYEE STOCK PURCHASE PLAN OF 2002
## AS AMENDED

1.      Purpose. Meredith Corporation, an Iowa corporation (the "Company"), hereby adopts the Meredith Corporation Employee Stock Purchase Plan of 2002 (the "Plan"). The purpose of the Plan is to provide an opportunity for the employees of the Company and any designated subsidiaries to purchase shares of the common stock, $1.00 par value per share, of the Company (the "Common Stock") at a discount through voluntary automatic payroll deductions, thereby attracting, retaining and rewarding such persons and strengthening the mutuality of interest between such persons and the Company's stockholders.

2.      Shares Subject to Plan. An aggregate of 1,500,000 shares of Common Stock (the "Shares") may be sold pursuant to the Plan. Such Shares may be authorized but unissued Common Stock, treasury shares or Common Stock purchased in the open market. If there is any change in the outstanding shares of Common Stock by reason of a stock dividend or distribution, stock split-up, recapitalization, combination or exchange of shares, or by reason of any merger, consolidation or other corporate reorganization in which the Company is the surviving corporation, the total number of Shares available for sale under the Plan and the number of Shares offered to each eligible employee pursuant to Section 8 shall be equitably adjusted by the Committee appointed to administer the Plan to give proper effect to such change.

3.      Administration. The Plan shall be administered by a committee (the "Committee") which shall be the Compensation/Nominating Committee of the Board of Directors or another committee consisting of not less than two directors of the Company appointed by the Board of Directors, all of whom shall qualify as non-employee directors within the meaning of Securities and Exchange Commission Regulation §240.16b‑3 or any successor regulation ("Rule 16b‑3"). The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and interpretations and to take such action in connection with the Plan and any rights granted hereunder as it deems necessary or advisable. All determinations and interpretations made by the Committee shall be binding and conclusive on all participants and their legal representatives. The Committee may delegate its responsibilities for administering the Plan to any one or more persons as the Committee deems necessary or appropriate; provided, however, that the Committee may not delegate its responsibilities under this Plan to the extent such delegation would cause the Plan to fail to satisfy the administration requirements as defined in Rule 16b‑3.

4.      Eligibility. All regular employees of the Company and of each qualified subsidiary of the Company, which may be so designated by the Committee, other than, in the discretion of the Committee, employees whose customary employment is less than 20 hours per week, shall be eligible to participate in the Plan. For the purposes of this Plan, the term "employee" means any individual in an employee-employer relationship with the Company or a qualified subsidiary of the Company, but excluding (a) any independent contractor; (b) any consultant; (c) any individual performing services for the Company or a qualified subsidiary who has entered into an independent contractor or consultant agreement with the Company or a qualified subsidiary or (d) any individual performing services for the Company or a qualified subsidiary under an independent contractor or consultant agreement, a purchase order, a supplier agreement or any other agreement that the Company or a qualified subsidiary enters into for services.  The term "qualified subsidiary" means any corporation in which fifty percent (50%) or more of the voting power is, at the time, directly or indirectly controlled by the Company or by one or more subsidiaries and which is designated for participation by the Committee. Unless the Committee determines otherwise, employees of any domestic subsidiary that meets the

definition of a "qualified subsidiary" shall be eligible to participate in the Plan. Employees of any foreign subsidiary that meets the definition of a "qualified subsidiary" shall not be eligible to participate in the Plan unless the Committee determines otherwise.

5.       Participation. An eligible employee may elect to participate in the Plan as of any "Enrollment Date." Enrollment Dates shall occur on the first day of an Offering Period (as defined in paragraph 8). Any such election shall be made by completing and forwarding an enrollment and payroll deduction authorization to the Company's designee prior to such Enrollment Date. A participating employee may increase or decrease payroll deductions as of any subsequent Enrollment Date by completing and forwarding a revised payroll deduction authorization to the Company's designee. The Committee has the authority to impose percentage, dollar or any other limitations on the amounts employees may authorize for deduction or deduct from payroll in any Offering Period. Except as otherwise provided in paragraph 7 for withdrawals from the Plan, an eligible employee may not initiate, increase or decrease payroll deductions as of any date other than an Enrollment Date.

6.       Payroll Deduction Accounts. The Company shall establish a "Payroll Deduction Account" for each participating employee and shall credit all payroll deductions made on behalf of each employee pursuant to paragraph 5 to his or her Payroll Deduction Account. No interest shall be credited to any Payroll Deduction Account. The Payroll Deduction Account is established solely for accounting purposes and all amounts credited to the Payroll Deduction Account shall remain part of the general assets of the Company. An eligible employee may not make any separate cash payment into a Payroll Deduction Account.

7.       Withdrawals. An employee may withdraw from the Plan at any time by completing and forwarding a written notice to the Company's designee. As soon as practicable following the Company's receipt of such notice, payroll deductions on behalf of the employee shall be discontinued and all amounts credited to the employee's Payroll Deduction Account shall remain in the account and be used to purchase Shares in accordance with paragraph 9 hereof, subject to the limitations in paragraph 8 hereof, on the next Share Purchase Date unless the participating employee has filed an appropriate form with the Company's designee in advance of that date (which elects to receive all of the credit balance in cash, without interest). A withdrawing employee may not again participate in the Plan until the next Enrollment Date.

8.       Offering Periods. The Plan shall be implemented by consecutive Offering Periods with a new Offering Period commencing on January 1, April 1, July 1 and October 1 of each year or on such other date as the Committee shall determine, and continuing thereafter to the last day of the respective three-month period or until terminated in accordance with paragraph 17 hereof. The first Offering Period hereunder shall commence on July 1, 2002 and continue to December 31, 2002. The Committee shall have the power to change the duration of Offering Periods with respect to subsequent offerings. As of the first day of each Offering Period, each eligible employee shall be offered the right to purchase up to 500 Shares or such other number as shall be determined by the Committee. Notwithstanding the foregoing, the Company shall not permit the exercise of any right to purchase Shares:

      (a)       to an employee who, immediately after the right is granted, would own shares possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary, or

      (b)       which would permit an employee's rights to purchase shares under this Plan, or under any other qualified employee stock purchase plan maintained by the Company or any subsidiary, to accrue at a rate in excess of $25,000 of the fair market value of such shares (determined at the time such rights are granted) for each calendar year in which the right is outstanding at any time.

For the purposes of subparagraph (a), the provisions of Section 424(d) of the Internal Revenue Code shall apply in determining the stock ownership of an employee and the shares which an employee may purchase under outstanding rights or options shall be treated as shares owned by the employee.

9.	Purchase of Shares.

(a)	Subject to the limitations established in paragraph 8, as of the last day of each Offering Period (a "Share Purchase Date"), the entire credit balance in each participating employee's Payroll Deduction Account shall be used to purchase Shares (including fractional shares) of Common Stock at the Purchase Price determined under paragraph 9(b) unless the participating employee has filed an appropriate form with the Company's designee in advance of that date (which elects to receive all of the credit balance in cash without interest).

(b)	The "Purchase Price" for Shares purchased under the Plan shall be not less than 85% of the lesser of the closing price of shares of Common Stock (i) on the first day of the Offering Period or (ii) on the last day of the Offering Period. For these purposes, the closing price shall be as reported on the New York Stock Exchange Composite Transactions list as reported in the Wall Street Journal, Midwest Edition. The Committee shall have the authority to establish a different Purchase Price as long as any such Purchase Price complies with the provisions of Section 423 of the Internal Revenue Code.

(c)	Any amount remaining in an employee's Payroll Deduction Account as of the relevant Share Purchase Date in excess of the amount that may properly be applied to the purchase of Shares as a result of the application of the limitations set forth in paragraph 8 hereof shall be refunded to the employee as soon as practicable.

10.	Brokerage Accounts or Plan Share Accounts. By enrolling in the Plan, each participating employee shall be deemed to have authorized the establishment of a brokerage account on his or her behalf at a securities brokerage firm selected by the Committee. Alternatively, the Committee may provide for Plan share accounts for each participating employee to be established by the Company or by an outside entity selected by the Committee which is not a brokerage firm. Shares purchased by an employee pursuant to the Plan shall be held in the employee's brokerage or Plan share account (each, a "Plan Share Account") in his or her name, or if the employee so indicates on his or her payroll deduction authorization form, in the employee's name jointly with a member of the employee's family with right of survivorship. An employee who is a resident of a jurisdiction which does not recognize such a joint tenancy may request that such Shares be held in his or her name as tenant in common with a member of the employee's family without right of survivorship.

11.	Rights as Stockholder. An employee shall have no rights as a stockholder with respect to Shares subject to any rights granted under this Plan until payment for such Shares has been completed at the close of business on the relevant Share Purchase Date. An employee shall have no right to vote any fractional interest in a Share credited to his or her account. All dividends attributable to any Shares held in his or her Plan Share Account shall, in accordance with procedures to be adopted by the Company, be used for the purchase of additional shares of Common Stock at a price equal to the closing price of the stock on the New York Stock Exchange on the dividend payment date.

12.	Certificates. Certificates for Shares purchased under the Plan will not be issued automatically to the employee. However, certificates for whole Shares purchased shall be issued as soon as practicable following an employee's written request. The securities brokerage firm or the Company may make a reasonable charge for the issuance of such certificates. No certificates for fractional shares will be issued. Instead, employees will receive cash representing the value of any fractional shares.

13.	Termination of Employment. If a participating employee's employment is terminated for any reason, including death, if an employee is granted a leave of absence of more than 90 days duration or if an employee otherwise ceases to be eligible to participate in the Plan, payroll deductions on behalf of the employee shall be discontinued and any amounts then credited to the employee's Payroll Deduction Account shall remain in the account and be used to purchase Shares in accordance with paragraph 9 hereof, subject to the limitations in paragraph 8 hereof.  Any amount remaining in the Payroll Deduction Account after the final Share Purchase Date shall be refunded to the employee as soon as practicable.

14.     Rights Not Transferable. Rights granted under this Plan are not transferable by a participating employee other than by will or the laws of descent and distribution and are exercisable during an employee's lifetime only by the employee.

15.     Employment Rights. Neither participation in the Plan, nor the exercise of any right granted under the Plan, shall be made a condition of employment or of continued employment with the Company or any subsidiary.

16.     Application of Funds. All funds received by the Company for Shares sold by the Company on any Share Purchase Date pursuant to this Plan may be used for any corporate purpose.

17.     Amendments and Termination. The Board of Directors or the Committee may amend the Plan at any time, provided that no such amendment shall be effective unless approved within 12 months after the date of the adoption of such amendment by the affirmative vote of stockholders holding shares of Common Stock entitled to a majority of the votes represented by all outstanding shares of Common Stock entitled to vote if such stockholder approval is required for the Plan to continue to comply with the requirements of Section 423 of the Internal Revenue Code.  The Board of Directors or the Committee may suspend the Plan or discontinue the Plan at any time. Upon termination of the Plan, all payroll deductions shall cease and all amounts then credited to the participating employees' Payroll Deduction Accounts shall be equitably applied to the purchase of whole Shares then available for purchase and any remaining amounts shall be promptly refunded to the participating employees.

18.     Applicable Laws. This Plan shall be governed by and construed in accordance with Iowa law, except for its conflicts of laws principles to the extent they might lead to the application of the laws of another jurisdiction. This Plan, and all rights granted hereunder, are intended to meet the requirements of an "employee stock purchase plan" under Section 423 of the Internal Revenue Code, as from time to time amended, and the Plan shall be construed and interpreted to accomplish this intent. Sales of Shares under the Plan are subject to, and shall be accomplished only in accordance with, the requirements of all applicable securities and other laws.

19.     Expenses. Except to the extent provided in paragraph 12, all expenses of administering the Plan, including expenses incurred in connection with the purchase of Shares for sale to participating employees, shall be borne by the Company and its subsidiaries.

20.     Stockholder Approval. The Plan was adopted by the Board of Directors on May 8, 2002, subject to stockholder approval. The Plan and any action taken hereunder shall be null and void if stockholder approval is not obtained at the next annual meeting of stockholders to be held on November 11, 2002 and all payroll deductions will be returned to participants without interest.

**Exhibit 99.2**

## <u>BOARD OF DIRECTORS DECLARES QURTERLY DIVIDEND</u>

### *<u>Company Raises Second Quarter Fiscal 2013 Earnings Per Share Range to $0.85 to $0.90</u>*
### *<u>Donald C. Berg of Brown-Forman Elected to Meredith Board of Directors</u>*

**DES MOINES, Iowa, Nov. 8, 2012 -- DES MOINES, Iowa, --** The Meredith Corporation **(NYSE:MDP) (www.meredith.com)** Board of Directors yesterday declared a regular quarterly dividend of $0.3825 per share, or $1.53 on an annual basis.  The dividend will be payable on Dec. 14, 2012, to shareholders of record on November 30, 2012.

Meredith has a strong history of returning cash to shareholders, paying a dividend for 65 consecutive years, and increasing it 19 straight years.  Meredith's calendar 2012 dividend of $1.53 represents a 33 percent increase over the prior year.  Over the last 10 years, Meredith has grown its dividend at an average annualized rate of 16 percent.

### Meredith Raises Second Quarter Fiscal 2013 Estimate

Meredith also announced today that it **now expects second quarter fiscal 2013 earnings per share to range from $0.85 to $0.90** based on stronger than anticipated political advertising at Meredith's Local Media Group.  Previously, Meredith expected second quarter earnings per share of $0.80 to $0.85.  **The rest of Meredith's businesses are performing as expected for the second quarter of fiscal 2013.**

**Meredith continues to expect full fiscal 2013 earnings per share to range from $2.60 to $2.95**.  The Company has very limited visibility into calendar 2013 advertising budgets and the advertising marketplace remains volatile.

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the second quarter and full year fiscal 2013.  These and other uncertainties are referenced below under "Safe Harbor" and in certain filings with the U.S. Securities and Exchange Commission.

### Donald C. Berg Elected to Meredith Board of Directors

At yesterday's Annual Shareholders Meeting, James R. Craigie, Frederick B. Henry, and Joel W. Johnson were reelected to the Board by Meredith shareholders, each for three-year terms expiring in 2015.  Donald C. Berg, Executive Vice President and Chief Financial Officer of Brown-Forman Corporation, was elected for a two-year term expiring in 2014.

"I am proud to reaffirm Meredith's commitment to our Total Shareholder Return strategy and returning cash to shareholders as demonstrated by our ongoing strong dividend program," said Meredith Chairman and CEO Stephen M. Lacy.  "We are also very pleased with the continued excellent performance of our Local Media Group. Finally, I congratulate my fellow directors on their reelection, and thank them for their service on behalf of our shareholders. I'd also like to welcome Don Berg to the Board.  We look forward to his contributions."

### ABOUT MEREDITH CORPORATION
Meredith Corporation (**NYSE:MDP; www.meredith.com**) is the leading media and marketing company serving American women.  Meredith features multiple well-known national brands – including Better Homes and Gardens, Parents, Family Circle, Allrecipes.com, Fitness, American Baby and EveryDay with Rachael Ray – along with local television brands in fast-growing markets.  Meredith is the industry leader in creating content in key consumer interest areas such as home, family, food, health and wellness and self-development.  Meredith uses multiple

distribution platforms – including print, television, digital, mobile, tablets, and video – to give consumers content they desire and to deliver the messages of its advertising and marketing partners.

Additionally, Meredith uses its many assets to create powerful custom marketing solutions for many of the nation's top brands and companies. Meredith Xcelerated Marketing has significantly added to its capabilities through the acquisition of cutting-edge companies in digital, mobile, social, healthcare, database, and international marketing.

A hallmark of Meredith's business model and financial profile is its ability to consistently generate substantial free cash flow by leveraging the strength of its multi-platform portfolio.  Meredith is committed to increasing Total Shareholder Return through dividend payments, share repurchases and strategic business investments.

**SAFE HARBOR**
This release contains certain forward-looking statements that are subject to risks and uncertainties.  These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations.  Statements in this announcement that are forward-looking include, but are not limited to, the statements regarding advertising revenues, along with the Company's revenue and earnings per share outlook for the second quarter and full year fiscal 2013.

Actual results may differ materially from those currently anticipated.  Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions.  The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

-- # # # # --

| **Shareholder/Financial Analyst Contact:** | **Media Contact:** |
|---|---|
| Mike Lovell | Art Slusark |
| Director of Investor Relations | Vice President/Corporate Communications |
| Phone: (515) 284-3622 | Phone: (515) 284-3404 |
| E-mail: Mike.Lovell@Meredith.com | E-mail: Art.Slusark@Meredith.com |